UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center, 5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Telephone: +86-10-5828-6318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 28, 2023 (the “Form 20-F”).  If the percentage ownership of the Reporting Person was to be calculated in relation to the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 11.1%, based on 53,808,116 Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.  The voting power of the Issuer’s outstanding Ordinary Shares beneficially owned by the Reporting Person represents 5.0% of the voting power of all Class A and Class B Ordinary Shares, based on 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Associates China Growth L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,971,523 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,971,523 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,971,523 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,971,523 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,971,523 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,971,523 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,971,523 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following amendment constitutes Amendment No. 6 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2015, as amended by (i) Amendment No. 1, which was filed with the SEC on July 23, 2015, (ii) Amendment No. 2, which was filed with the SEC on September 8, 2017, (iii) Amendment No. 3, which was filed with the SEC on October 12, 2017, (iv) Amendment No. 4, which was filed with the SEC on May 3, 2021 and (v) Amendment No. 5, which was filed with the SEC on December 1, 2021 (collectively, the “Schedule 13D”).

Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have the meanings provided in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (f)

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	Talent Fortune Investment Limited, a Cayman Islands exempted limited liability company (“Talent”);

(ii)	Talent Fortune Holdings Limited, a Cayman Islands exempted limited liability company (“Talent Holdings”);

(iii)	KKR China Growth Fund L.P., a Cayman Islands exempted limited partnership (“KKR CGF”);

(iv)	KKR Associates China Growth L.P., a Cayman Islands exempted limited partnership (“KKR Associates”);

(v)	KKR China Growth Limited, a Cayman Islands exempted limited liability company (“KKR China Growth”);

(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership (“KKR Group Partnership”);

(vii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(viii)	KKR Group Co. Inc., a Delaware corporation (“KKR Group”);

(ix)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(x)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);

(xi)	Henry R. Kravis, a United States citizen; and

(xii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

Talent is the direct beneficial owner of the Class A Ordinary Shares reported in this Schedule 13D.  Talent Holdings is the sole shareholder of Talent.  KKR CGF is the controlling shareholder of Talent Holdings.  KKR Associates is the general partner of KKR CGF.  KKR China Growth is the general partner of KKR Associates.  KKR Group Partnership is the sole shareholder of KKR China Growth.  KKR Group Holdings is the general partner of KKR Group Partnership.  KKR Group is the sole shareholder of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the Series I preferred stockholder of KKR & Co.  Messrs. Kravis and Roberts are the founding partners of KKR Management.

Steven Codispoti is the sole director of Talent.  Robert Lewin is the sole director of Talent Holdings.  Each of Jason Carss and Mr. Codispoti is a director of KKR China Growth.  Each of Joseph Bae, Scott Nuttall, Mr. Lewin, Ryan Stork, and Kathryn King Sudol is a director and executive officer of KKR Group Holdings and KKR Group.  The executive officers of KKR & Co. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Stork and Ms. Sudol.  The directors of KKR & Co. are listed on Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

Each of Messrs. Bae, Nuttall, Stork, Codispoti, and Carss and Ms. Sudol is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of December 19, 2023, a copy of which is attached hereto as Exhibit A.

(b)	The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, Stork, Codispoti, and Carss and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, California 94025

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae and Nuttall) is listed therein.

(c)
Talent is principally engaged in the business of investing in the Issuer.  KKR CGF is principally engaged in making investments.  Each of Talent Holdings, KKR Group Partnership, KKR Group, KKR & Co., and KKR Management is principally engaged as a holding company.  Each of KKR Associates, KKR China Growth, and KKR Group Holdings is principally engaged in being the general partner of its respective partnerships.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, Codispoti, and Carss and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.  The present principal occupation of each of the other individuals named in Item 2 is listed in Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Ordinary Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Ordinary Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Ordinary Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, de-listing or de-registration of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Talent directly beneficially owns 5,971,523 shares of Class A Ordinary Shares.  The shares that Talent directly beneficially owns represent 12.8% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.

Each of Talent Holdings (as sole shareholder of Talent), KKR CGF (as controlling shareholder of Talent Holdings), KKR Associates (as the general partner of KKR CGF), KKR China Growth (as the general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR China Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR Group (as the sole shareholder of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Ordinary Shares except as described herein.

(c)  Except as set forth on in the table below, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in the Class A Ordinary Shares in the past 60 days.  The table below sets forth the transactions effected by the Reporting Persons with respect to the Class A Ordinary Shares during the past sixty days.  All such transactions were sales of Class A Ordinary Shares in the form of ADSs in the open market.  One ADS represents five Class A Ordinary Shares.  The weighted average price per ADS excludes commissions.

Reporting Person	Trade Date	Number of ADSs Sold	Weighted Average Price per ADS

Talent	November 24, 2023	2,888	US$1.3503

Talent	November 27, 2023	17,221	US$1.3085

Talent	November 28, 2023	28,720	US$1.3076

Talent	November 29, 2023	5,767	US$1.2482

Talent	November 30, 2023	3,427	US$1.2183

Talent	December 1, 2023	2,468	US$1.2100

Talent	December 4, 2023	1,746	US$1.2482

Talent	December 5, 2023	1,201	US$1.1600

Talent	December 6, 2023	18,257	US$1.1088

Talent	December 7, 2023	26,644	US$1.0044

Talent	December 8, 2023	35,190	US$1.0171

Talent	December 11, 2023	16,639	US$1.0100

Talent	December 12, 2023	3,280	US$0.9871

Talent	December 14, 2023	7,500	US$0.9000

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement dated December 19, 2023, by and among the Reporting Persons.

Exhibit B	Powers of Attorney for Henry R. Kravis, George R. Roberts and Robert H. Lewin, previously filed. Power of Attorney for Jason Carss, filed herewith.

Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion, previously filed.

Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion, previously filed.

Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han, previously filed.

Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent, previously filed.

Exhibit G	Rollover and Support Agreement dated April 30, 2021 by and between Kidedu Holdings Limited and Talent Fortune Investment Limited, previously filed.

Exhibit H
Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Issuer, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on May 3, 2021.

Exhibit J
Termination and Settlement Agreement among Kidedu Holdings Limited, Kidarena Merger Sub, Mr. Shaoyun Han, Kidtech Limited, Ascendent Capital Partners III, L.P. and the Issuer dated as of November 15, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on November 15, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

Talent Fortune Investment Limited

	By:	/s/ Steven Codispoti
Name:	Steven Codispoti
Title:	Director

Talent Fortune Holdings Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR China Growth Fund L.P.
By:	KKR Associates China Growth L.P., its General Partner
By:	KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR Associates China Growth L.P.
By:	KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR China Growth Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR Group Partnership L.P.
By:	KKR Group Holdings Corp., its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Holdings Corp.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Management LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Henry R. Kravis

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

George R. Roberts

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

ANNEX A

DIRECTORS OF KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001.  Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane M. Brown	Managing Partner of Flying Fish Partners

Matthew R. Cohler	Former General Partner of Benchmark

Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.

Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

Dane E. Holmes	Chief Executive Officer, Co-Founder, and Chairman of Eskalera Inc.

Xavier B. Niel	Founder and Chairman of the Board of Iliad SA

Kimberly A. Ross	Former Senior Vice President and Chief Financial Officer of Baker Hughes Company

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Former Member of the Office of the Chairman of Morgan Stanley

Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the amendment to the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Ordinary Shares, par value $0.001 per share of Tarena International Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 19, 2023
Talent Fortune Investment Limited

By:	/s/ Steven Codispoti
Name:	Steven Codispoti
Title:	Director

Talent Fortune Holdings Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR China Growth Fund L.P.
By:	KKR Associates China Growth L.P., its General Partner
By:	KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR Associates China Growth L.P.
By:	KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR China Growth Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss, Director

KKR Group Partnership L.P.
By:	KKR Group Holdings Corp., its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Holdings Corp.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Management LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Henry R. Kravis

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

George R. Roberts

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

EXHIBIT B
Date: January 14, 2023

POWER OF ATTORNEY

Know all men by these presents that Jason Carss does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Jason Carss
Name: Jason Carss